UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

ION ACQUISITION CORP 1 LTD.
(Name of Issuer)

Class A Ordinary Shares, Par Value $0.0001 per Share
(Title of Class of Securities)

G49392122**
(CUSIP Number)

October 16, 2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

** Reflects the CUSIP number of the Issuer’s units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant. See Item 2(e).

CUSIP No.	G49392122	SCHEDULE 13G	Page	2	of	9

1	NAMES OF REPORTING PERSONS ICP M2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,661,500
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,661,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,661,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	G49392122	SCHEDULE 13G	Page	3	of	9

1	NAMES OF REPORTING PERSONS ICP M2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,661,500
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,661,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,661,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	G49392122	SCHEDULE 13G	Page	4	of	9

1	NAMES OF REPORTING PERSONS Stephen Levey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,661,500
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,661,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,661,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	G49392122	SCHEDULE 13G	Page	5	of	9

Item 1.	(a)	Name of Issuer:

ION Acquisition Corp 1 Ltd., an exempted company incorporated registered under the laws of the Cayman Islands (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

89 Medinat Hayehudim Street

Herzliya 4676672, Israel

Item 2.	(a)	Name of Person Filing:

This statement is filed by:

(i) ICP M2, L.P., an exempted limited partnership under the laws of the Cayman Islands (“ICP”) with respect to the Class A Ordinary Shares (as defined below) directly owned by it;

(ii) ICP M2 GP LLC, a limited liability company registered under the laws of the Cayman Islands (“ICP GP”), as general partner of ICP, with respect to the Class A Ordinary Shares directly owned by ICP; and

(iii) Mr. Stephen Levey, as managing member of ICP GP, with respect to the Class A Ordinary Shares directly owned by ICP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	Address of Principal Business Office:

The address of principal business office of each of the Reporting Persons is:

89 Medinat Hayehudim Street

Herzliya 4676672, Israel

(c)	Citizenship:

ICP M2, L.P. is an exempted limited partnership registered under the laws of the Cayman Islands. ICP M2 GP LLC is a limited liability company registered under the Cayman Islands. Stephen Levey is a citizen of Israel.

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”).

(e)	CUSIP Number:

As of the date of this Schedule 13G, a CUSIP number for the Issuer’s Class A Ordinary Shares is not available. The CUSIP number for the Issuer’s units is G49392122.

CUSIP No.	G49392122	SCHEDULE 13G	Page	6	of	9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a); (b) Amount Beneficially Owned; Percent of Class:

As of October 16, 2020, each of the Reporting Persons may be deemed the beneficial owner of 2,661,500 Class A Ordinary Shares, or approximately 10.3% of Class A Ordinary Shares outstanding, as a result of holding 2,661,500 of the Issuer’s units. Each unit consists of one Class A Ordinary Share of the Issuer and one-fifth of one warrant of the Issuer. Each whole warrant entitles the holder to purchase one Class A Ordinary Share of the Issuer. The Issuer’s warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering.

The percentage of Class A Ordinary Shares outstanding is calculated based on 25,875,000 of the Class A Ordinary Shares outstanding as of October 16, 2020, as reported in the Issuer’s Form 8-K filed on October 13, 2020.

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(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

-0-

(ii) Shared power to vote or to direct the vote

2,661,500 (See Item 4(b))

(iii) Sole power to dispose or to direct the disposition of

-0-

(iv) Shared power to dispose or to direct the disposition of

2,661,500 (See Item 4(b))

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 16, 2020

ICP M2, L.P. By its General Partner ICP M2 GP LLC

By: /s/ Stephen Levey
Name: Stephen Levey Title: Manager

ICP M2 GP LLC

By: /s/ Stephen Levey
Name: Stephen Levey Title: Manager

/s/ Stephen Levey
Stephen Levey, individually

CUSIP No.	G49392122	SCHEDULE 13G	Page	9	of	9

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 16, 2020

ICP M2, L.P. By its General Partner ICP M2 GP LLC

By: /s/ Stephen Levey
Name: Stephen Levey Title: Manager

ICP M2 GP LLC

By: /s/ Stephen Levey
Name: Stephen Levey Title: Manager

/s/ Stephen Levey
Stephen Levey, individually